SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated October 6, 2005, relating to the joint development efforts between the Registrant and Luminescent Technologies, Inc. to evaluate Luminescent’s inverse lithography technology products in the Registrant’s production environment for 65-nanometer and below process nodes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing
International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: October 6, 2005

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated October 6, 2005, relating to the joint development efforts between the Registrant and Luminescent Technologies, Inc. to evaluate Luminescent’s inverse lithography technology products in the Registrant’s production environment for 65-nanometer and below process nodes.

Exhibit 99.1

SMIC Enters into Joint Development Effort with Luminescent for its 65nm and Below Process

Nodes

Collaborative Effort to Explore Inverse Lithography Technology (ILT) at One of the World’s Leading

Semiconductor Foundries

Shanghai, China [2005-10-06]

(MOUNTAIN VIEW, US, and SHANGHAI, China – 2005-10-06) Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; HKSE: 981), one of the leading semiconductor foundries in the world, and Luminescent Technologies, Inc., a provider of lithography enhancement systems to the semiconductor industry, today announced a joint development program to evaluate Luminescent’s’ inverse lithography technology (ILT) products in SMIC’s production environment for its 65-nanometer (nm) and below process nodes. Together, the two companies will apply ILT to leading-edge IC designs. The collaboration commenced with the installation of Luminescent’s Explorer development platform at SMIC’s production facility in Shanghai.

“SMIC has successfully demonstrated the enabling characteristics of this technology in its mask shop and on silicon,” said Dr. IC Chen, vice president of LTD center at SMIC. “Lithography represents an ongoing challenge, and the reticle enhancement technology (RET) area, in particular, has seen few true innovations in the last decade. SMIC prides itself on developing new and innovative process approaches that allow us to provide best-in-class solutions to our customers.”

Crediting SMIC for pioneering new lithography initiatives, David Fried, Luminescent’s chief executive officer, noted, “With this agreement, SMIC is pushing the envelope of semiconductor manufacturing technology to expand its business and maintain its competitive edge. By deploying our Explorer product in SMIC’s high-quality production environment, we are partnering with this leading foundry on its advanced lithography initiatives.”

ILT mathematically determines the mask features needed to produce the intended on-wafer results, and is a more rigorous and direct alternative to RET. Luminescent’s ILT product is the first reticle creation technology developed specifically for the deep sub-wavelength era. Benefits include: expanded litho process windows; superb pattern fidelity; and reduced time-to-silicon – all without changing the existing lithography infrastructure and design-to-silicon flow.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.11-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. As part of its dedication towards providing high-quality services, SMIC has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, BS7799 and ISO14001 certifications. For additional information, please visit http://www.smics.com.

About Luminescent Technologies, Inc.

Luminescent provides lithography technology to the semiconductor industry. The company’s Inverse Lithography Technology (ILT) product accurately and rapidly turns design intent into production reality by improving on-wafer pattern fidelity, expanding process windows and accelerating time to silicon. Luminescent is a privately held, venture-backed company based in Mountain View, California. For additional information, please visit http://www.luminescent.com.

About Luminescent’s Explorer Lithography Development System

The first of Luminescent’s lithography technology platforms, the Explorer, provides complete ILT capability for small blocks. A mask may be created to print well at nominal exposure-defocus and multiple additional exposure-defocus anchor points. An intuitive topology-based specification of wafer image quality provides superior ease of use for practicing lithographers. Featuring comprehensive process window analysis, the product has a simple interface for illumination optimization and lithographic exploration.

NEWS RELEASE

Editorial Contacts:

Luminescent Technologies, Inc.	SMIC
Andrew Moore	Reiko Chang
+1-408-472-3187	86 (21) 5080-2000 ext 10544
andrewmoore@luminescent.com	PR@smics.com